SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30683]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 30, 2013

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2013. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 24, 2013, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Exemptive Applications Office, 100 F Street, NE, Washington, DC 20549-8010.

Morgan Stanley Frontier Emerging Markets Fund, Inc. [File No. 811-22202]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Frontier Emerging Markets Portfolio, a series of Morgan Stanley Institutional Fund, Inc. and, on September 17, 2012, made a final distribution to its shareholders based on net asset value. Expenses of $135,070 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on May 21, 2013, and amended on July 26, 2013.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Clarity Fund, Inc. [File No. 811-22372]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 11, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $5,125 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on July 15, 2013, and amended on July 26, 2013. Applicant's Address: 2001 Westown Parkway, Suite 110, West Des Moines, IA 50265.

Malaysia Fund, Inc. [File No. 811-5082]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 17, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant states that it has transferred approximately $13,326 to Computershare, applicant's transfer agent, representing amounts owed to shareholders whose current addresses are unknown or who have not cashed distribution checks. Applicant represents that

Computershare will continue attempting to contact the outstanding shareholders for the period specified by state law. Expenses of $70,086 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on May 21, 2013, and amended on July 26, 2013.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Ave., New York, NY 10036.

Mill City Ventures III, Ltd. [File No. 811-22778]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company as of February 7, 2013, the date applicant elected to be regulated as a business development company.

Filing Dates: The application was filed on May 15, 2013, and amended on August 12, 2013.

Applicant's Address: 130 West Lake Street, Suite 300, Wayzata, MN 55391.

UBS Municipal Money Market Series [File No. 811-6173]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 22, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant has retained $437 in cash to cover outstanding debts and other liabilities. Expenses of approximately $65,886 incurred in connection with the liquidation were paid by UBS Global Asset Management (Americas) Inc., applicant's investment adviser.

Filing Dates: The application was filed on May 23, 2013, and amended on August 12, 2013.

Applicant's Address: 1285 Avenue of the Americas, 12th Floor, New York, NY 10019-6028.

Claymore Emerging Markets Opportunities Fund [File No. 811-22088]
Guggenheim Limited Duration Total Return Trust [File No. 811-22343]

<u>Summary</u>: Each applicant, a each a closed-end investment company, seeks an order declaring that it

has ceased to be an investment company. Applicants have never made public offerings of their

securities and do not propose to make public offerings or engage in business of any kind.

<u>Filing Date</u>: The applications were filed on July 29, 2013.

<u>Applicant's Address</u>: 2455 Corporate West Dr., Lisle, IL 60532.

Monetta Fund, Inc. [File No. 811-4466]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its asset to Monetta Fund, a series of Monetta Trust, and on April 30, 2013 made

a distribution to its shareholders based on net asset value. Expenses of $9,198 incurred in connection

with the reorganization were paid by applicant.

<u>Filing Date</u>: The application was filed on July 31, 2013.

<u>Applicant's Address</u>: 1776-A S. Naperville Rd., Suite 100, Wheaton, IL 60189.

Seligman Pennsylvania Municipal Fund Series [File No. 811-4666]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its assets to a corresponding series of Seligman Municipal Fund Series, Inc., and,

on July 8, 2009, made a distribution to its shareholders based on net asset value. Expenses of $40,882

incurred in connection with the reorganization were paid by applicant and Columbia Management

Investment Advisers, LLC, applicant's investment adviser, and its affiliates.

<u>Filing Date</u>: The application was filed on July 3, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Seligman High Income Fund Series [File No. 811-4103]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to a corresponding series of RiverSource High Yield Income Series, Inc. and RiverSource Government Income Series, Inc., and, on August 26, 2009, made a distribution to its shareholders based on net asset value. Expenses of $269,608 incurred in connection with the reorganization were paid by applicant and Columbia Management Investment Advisers, LLC, applicant's investment adviser, and its affiliates.

Filing Date: The application was filed on July 3, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Seligman Income and Growth Fund, Inc. [File No. 811-525]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to a corresponding series of RiverSource Investment Series, Inc., and, on August 26, 2009, made a distribution to its shareholders based on net asset value. Expenses of $93,072 incurred in connection with the reorganization were paid by applicant and Columbia Management Investment Advisers, LLC, applicant's investment adviser, and its affiliates.

Filing Date: The application was filed on July 3, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Seligman New Jersey Municipal Fund, Inc. [File No. 811-5126]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred its assets to a corresponding series of Seligman Municipal Fund Series, Inc., and, on July 8, 2009, made a distribution to its shareholders based on net asset value. Expenses of $38,365 incurred in connection with the reorganization were paid by applicant and Columbia Management Investment Advisers, LLC, applicant's investment adviser, and its affiliates.

Filing Date: The application was filed on July 3, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2800, Minneapolis, MN 55402-3268.

Seligman Core Fixed Income Fund, Inc. [File No. 811-10423]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to a corresponding series of RiverSource Diversified Income Series, Inc., and, on August 26, 2009, made a distribution to its shareholders based on net asset value. Expenses of $60,387 incurred in connection with the reorganization were paid by Columbia Management Investment Advisers, LLC, applicant's investment adviser, and its affiliates.

Filing Date: The application was filed on July 3, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Seligman Common Stock Fund, Inc. [File No. 811-234]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to s corresponding series of RiverSource Large Cap Series, Inc., and, on September 9, 2009, made a distribution to its shareholders based on net asset value. Expenses of $84,475 incurred in connection with the reorganization were paid by applicant and Columbia Management Investment Advisers, LLC, applicant's investment adviser, and its affiliates.

Filing Date: The application was filed on July 3, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Seligman Municipal Series Trust [File No. 811-4250]
RiverSource California Tax-Exempt Trust [File No. 811-4646]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Each applicant has transferred its assets to a corresponding series of Columbia Funds Series Trust I, and, on May 31, 2011, each made a final distribution to its shareholders based on net asset value. Expenses of $77,332 and $48,550, respectively, were paid by applicants and applicants' investment adviser Columbia Management Investment Advisers, LLC, and its affiliates.

Filing Dates: The applications were filed on March 8, 2013, and amended on July 17, 2013.

Applicants' Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Seligman Municipal Fund Series Inc. [File No. 811-3828]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant transferred its assets to corresponding series of Columbia Funds Series Trust I and Columbia Funds Series Trust II, and on May 31, 2011, made a final distribution to its shareholders based on net asset value. Expenses of $139,798 incurred in connection with the reorganization were paid by applicant and applicant's investment adviser, Columbia Management Investment Advisers, LLC.

Filing Dates: The application was filed on March 8, 2013, and amended on July 17, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

RiverSource Tax-Exempt Money Market Series, Inc. [File No. 811-3003]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant transferred its assets to RiverSource Government Money Market Fund, Inc., and, on March

22, 2010, made a final distribution to its shareholders based on net asset value. Expenses of $74,000 incurred in connection with the reorganization were paid by applicant's investment adviser, Columbia Management Investment Advisers, LLC, and its affiliates.

Filing Dates: The application was filed on March 8, 2013, and amended on July 17, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

American Israeli Shared Values Trust [File No. 811-22119]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Between November 26, 2012, and November 29, 2012, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $6,835 incurred in connection with the liquidation were paid by Amerisrael Capital Management, LLC, applicant's investment adviser.

Filing Dates: The application was filed on June 10, 2013, and amended on August 2, 2013. Applicant's Address: 207 East 83rd St., Suite 3, New York, NY 10028.

RiverSource LaSalle International Real Estate Fund, Inc. [File No. 811-22031]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to a corresponding series of Columbia Fund Series Trust I, and, on April 5, 2011, made a distribution to its shareholders based on net asset value. Expenses of $37,617 incurred in connection with the reorganization were paid by applicant and Columbia Management Investment Advisers, LLC, applicant's investment adviser.

Filing Dates: The application was filed on March 8, 2013, and amended on July 17, 2013.

Applicant's Address: 901 Marquette Ave. South, Suite 2810, Minneapolis, MN 55402-3268.

Separate Account VA EE [File No. 811-22182]

Separate Account VA W [File No. 811-21594]
Separate Account VA C [File No. 811-09503]
Separate Account VA Y [File No. 811-21858]
Separate Account VA X [File No. 811-21776]
Separate Account VA M [File No. 811-22622]

Summary: Each Applicant seeks an order declaring that it has ceased to be an investment company.

The board of directors of the Applicants' depositor, Transamerica Life Insurance Company

("Transamerica"), approved the merger of each applicant into Separate Account VA B on January 21,

2013. The mergers occurred on April 30, 2013. Transamerica bore all of the expenses relating to the

mergers.

Filing Dates: The applications were filed on July 3, 2103 and amended on July 26, 2013.

Applicants' Address: 4333 Edgewood Road, NE, Cedar Rapids, IA 52499.

Separate Account VA HNY [File No. 811-22183]
Separate Account VA WNY [File No. 811-21663]
Separate Account VA YNY [File No. 811-22138]
Separate Account VA N [File No. 811-22623]
Separate Account VA PP [File No. 811-22531]

Summary: Each Applicant seeks an order declaring that it has ceased to be an investment company.

The board of directors of the Applicants' depositor, Transamerica Financial Life Insurance Company

("Transamerica Financial"), approved the merger of each applicant into Separate Account VA BNY on

March 25, 2013. The mergers occurred on April 30, 2013. Transamerica Financial bore all expenses

relating to the mergers.

Filing Dates: The applications were filed on July 3, 2103 and amended on July 26, 2013.

Applicants' Address: 440 Mamaronek Avenue, Harrison, NY 10528.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Elizabeth M. Murphy
Secretary